Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-190516, 333-163357, 333-170475, 333-211517, and 333-214399 on Form S-8 of Charter Communications, Inc. and subsidiaries (the Company) of our report dated February 15, 2017, with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of the Company.

Our report dated February 15, 2017 contains an explanatory paragraph that states management has excluded from its assessment of the effectiveness of Charter Communications, Inc.’s internal control over financial reporting as of December 31, 2016, the operations and related assets of Bright House Networks, LLC (Legacy Bright House). As of December 31, 2016 and for the period from acquisition through December 31, 2016, both total assets and revenues subject to Legacy Bright House’s internal control over financial reporting represented approximately 9% of the Company’s consolidated total assets (including goodwill, intangible assets, and property, plant and equipment acquired from Legacy Bright House that are included within the scope of the assessment) and consolidated total revenues as of and for the year ended December 31, 2016. Our audit of internal control over financial reporting of Charter Communications, Inc. also excluded an evaluation of the internal control over financial reporting of Bright House Networks, LLC as of December 31, 2016.

(signed) KPMG LLP

St. Louis, Missouri
February 15, 2016